SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2011, incorporated by reference herein:

Exhibit

99.1     Release dated April 19, 2011, entitled “REPORT TO SHAREHOLDERS FOR THE
QUARTER AND NINE MONTHS ENDED 31 MARCH 2011
”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: April19, 2011
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and
nine months ended 31 March 2011
KEY FEATURES FOR THE QUARTER
Gold production down 3%, up 13% for the nine months ended
31 March 2011
Ergo’s gold production up 8%
Operating profit of R145.1 million
Operating margin from surface operations maintained at 37%
Headline earnings per share up 44% to 12.5 cents
Net cash generated by operations up 53% to R120.4 million
EBITDA of R100.7 million
Crown/Ergo pipeline project on schedule and within budget
GROUP RESULTS
Review of operations
Quarter
Quarter
%
Quarter
9 months to
9 months to
%
Group Mar 2011 Dec 2010 Change Mar 2010 31 Mar 2011 31 Mar 2010 Change
Gold production
oz
67 387
69 446 (3) 62 404
202 100
179 562 13
kg
2 096
2 160 (3) 1 941
6 286
5 585 13
Gold production sold
oz
67 387
69 446 (3) 62 404
206 440
182 134 13
kg
2 096
2 160 (3) 1 941
6 421
5 665 13
Cash operating costs
US$ per oz
1 090
1 030 6 913
1 067
935 14
ZAR per kg
241 563
229 560 5 221 400
242 262
229 261 6
Gold price received
US$ per oz
1 411
1 358 4 1 113
1 328
1 057 26
ZAR per kg
312 913
303 495 3 269 980
301 363
259 278 16
Capital expenditure
US$ million
12.3
11.1                 11                  4.2
31.5
16.6 90
ZAR million
85.2
77.6                 10                31.3
222.2
126.4 76
STOCK
Issued capital
384 884 379 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:
407 825 157
Stock traded JSE NASDAQ*
Average volume for the quarter per day ('000) 375 1 047
% of issued stock traded (annualised) 25 71
Price • High R3.55 $0.53
• Low R2.88          $0.44
• Close R3.40 $0.53
* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NASDAQ trading symbol: DROOY • (“DRDGOLD” or “the company”)

Overview
Dear shareholder
The Blyvoor community and everyone at DRDGOLD were deeply saddened by a tragic bus accident on 18 March. A Vaal Maseru coach bringing workers to the mine crashed resulting in eight employee deaths and 26 injuries. The cause of the accident is under police investigation.
Those who died were: Nontetho Florence Lande; Zweliwutile Tyokwana; Sibongile Gwantsela; Antonio Filepe Mandlate; Kabelo
Mabusetsa; Abram Moshahla Rasebolai; Armando Mutamngue Pendazamite; and Lucas Alfonso. Our deepest condolences go to their families, colleagues and friends.
Safety, health and environment
During the quarter, Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) achieved 5 000 000 Gravity Falls of Ground fatality-free shifts. In terms of other safety indicators, performance across the Group was mixed. While Blyvoor and Crown Gold Recoveries (Pty)
Limited (“Crown”) both reported improvements in their Lost Time Injury frequency Rate and Reportable Injury Frequency Rate, both recorded deterioration in their Dressing Injury Frequency Rate.
Safety audits and operation-specific safety campaigns continued throughout the Group during the quarter. The Group-wide Behaviour
Based Safety Initiative moved ahead with an employee survey at Blyvoor that showed safety has a high priority and that good relationships exist between employees and supervisors. Both are very encouraging indicators as we continue the roll-out of this important initiative.
In terms of occupational health, a second dust-suppressing fogger has been installed underground at Blyvoor and a third is at the design stage. These developments follow the considerable success of the first fogger installed during 2010. These measures will continue to play a significant role in reducing employee exposure to dust related respiratory diseases.
During the quarter, the Group spent R12.2 million on environmental management.
Production
Total gold production was 3% lower at 67 387oz. While Ergo recovered 8% more ounces, gold production from Blyvoor and Crown was lower (see below).
Forward-looking statements
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2010, which we filed with the United States Securities and Exchange Commission on 29 October 2010 on
Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by DRDGOLD's auditors.

Financial
Revenue was virtually unchanged at R655.9 million, a 3% increase in the average Rand gold price received to R312 913/kg offsetting the impact of lower gold production. A 2% increase in cash operating costs to R506.4 million, however, resulted in a 4% decline in operating profit to R145.1 million. Deferred taxation was substantially lower at R5.5 million, leaving net profit 42% higher at
R59.1 million.
Detailed operational review
Blyvoor
Total gold production was 6% lower at 30 511oz, reflecting lower gold production from underground sources and a return to normal levels of gold production from surface sources, elevated in the previous quarter by a surface clean-up project.
Underground gold production declined by 6% to 23 149oz. While the average underground yield was 1% higher at 4.19g/t, underground throughput was 7% lower at 172 000t. Lower throughput was a consequence of:
time taken to audit underground support and hanging wall conditions and to re-establish underground environmental conditions to standard following the Christmas shutdown;
elevated levels of seismicity in the No 5 Shaft high grade areas during March, which required that mining of some panels be suspended and crews be re-assigned for safety reasons; and
an operational shut-down for a day of mourning following the bus accident involving Blyvoor employees on 18 March.
Surface gold production was 8% lower at 7 362oz. While surface throughput was 9% higher at 828 000t, the average surface yield was
15% lower at 0.28g/t.
Cash operating unit costs were 10% higher at R279 920/kg mainly due to lower gold production. Underground cash operating unit costs rose by 9% to R327 200/kg and surface cash operating unit costs by 14% to R131 266/kg.
The effect of lower gold production was not offset by the higher Rand gold price received, and operating profit declined by 41% to
R25.0 million.
Capital expenditure increased by 25% to R27.1 million. The increase was mainly as a result of expenditure on the relocation of a compressor from East Rand Proprietary Mines Limited (“ERPM”) and its installation at Blyvoor.
Crown
Gold production was 3% lower at 24 370oz. This was the consequence of a 9% decline in the average yield to 0.42g/t, reflecting the drawing to a close of reclamation of material for retreatment from the Top Star dump. Throughput was 5% higher at 1 796 000t.
Cash operating unit costs were 5% higher at R219 185/kg due to lower gold production, which also reduced operating profit by 4% to
R71.6 million, notwithstanding the higher Rand gold price received.
Capital expenditure, 16% lower at R35.6 million, was directed mainly towards construction of the Crown/Ergo pipeline. More than 38km of steel piping for the pipeline have been laid, some 6.5km of which have been retro fitted with high-durability plastic lining.
DRDGOLD
LIMITED Shareholder Report 2011

Ergo
Gold production rose by 8% to 12 506oz, reflecting a 5% increase in throughput to 3 227 000t. The average yield was unchanged at 0.12g/t.
Cash operating unit costs were 6% lower at R191 594/kg due to the increase in gold production which, together with the higher average
Rand gold price received, led to a 40% increase in operating profit to R48.5 million.
Capital expenditure was R20.9 million compared with R9.1 million in the previous quarter, reflecting on-going refurbishment of the second carbon-in-leach (“CIL”) circuit at Ergo’s Brakpan plant, and work to increase the capacity of the Brakpan tailings deposition facility, all of which is on time and within budget.
Refurbishment of the second CIL circuit at the Brakpan plant is more than 70% complete.
Zimbabwe
At Leny, a decision regarding a second-phase drilling programme will be taken once information flowing from a soil geochem survey and structural geology study – both scheduled for April – has been assessed. Opening up of the quartz veins continued during the quarter and the quartz has been found to carry gold at an average of 7.33g/t. Test work suggests that recovery of 92% can be achieved.
At Ascot, magnetic and IP surveys have been completed. A geochemical soil survey and selective trenching are currently being done.
Exploration at the John Bull/Eden Waters claims began during March with magnetic and IP surveys.
Looking ahead
Operationally our focus will remain the construction of the Crown/Ergo pipeline and Ergo plant upgrade. We will also in the coming months be decommissioning the Topstar site and commencing reclamation from two other sites, while work on the integration of the Crown Central and City Deep plants into Ergo, will also get underway.
The board has approved a R37 million three year exploration project in relation to the ERPM Extension 1 and 2 exploration tenements in order to further define the estimated resource of 18 million ounces.
Further to our announcement in the previous quarter regarding the separation of assets, the board has now concluded that Blyvoor no longer fits the core strategic focus of the company. It has therefore resolved to sell the mine and has appointed Royal Bank of
Canada as well as Beijing Axis to advise on the transaction.
Niël Pretorius
Chief Executive Officer
19 April 2011

Condensed consolidated statement
of comprehensive income
Quarter
Quarter
Quarter
9 months to
9 months to
Mar 2011
Dec 2010
Mar 2010 31 Mar 2011 31 Mar 2010
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Gold and silver revenue
655.9
655.6 524.0
1 935.1
1 468.8
Net operating costs
(510.8)
(504.1)     (427.1)
(1 569.1)
(1 288.7)
Cash operating costs
(506.4)
(495.8)     (429.7)
(1 522.9)
(1 280.4)
Movement in gold in process
(4.4)
(8.3)            2.6
(46.2)
(8.3)
Operating profit
145.1
151.5            96.9
366.0
180.1
Depreciation
(32.7)
(35.7) (45.2)
(96.0)
(133.1)
Movement in provision for environmental rehabilitation
(7.8)
(4.7) (14.6)
(17.3)
(22.9)
Retrenchment costs
(0.4)
– (0.3)
(0.8)
(19.6)
Gross profit from operating activities
104.2
111.1            36.8
251.9
4.5
Administration expenses and general costs
(35.4)
(31.4) (34.1)
(99.3)
(104.6)
Share-based payments
(0.8)
(1.2) (1.2)
(2.6)
(3.5)
Net loss on financial liabilities measured at amortised cost
(1.9)
(1.9) –
(16.4)
–
(Loss)/profit on disposal of assets
–
(2.7)          11.1               1.7
12.8
Finance income
5.2
10.9             5.5
21.4
20.0
Finance expenses
(6.5)
(6.7) (0.5)
(16.8)
(8.5)
Profit/(loss) before taxation
64.8
78.1            17.6
139.9
(79.3)
Income tax
(0.2)
(2.1)          (8.2)            (5.9)
(22.7)
Deferred tax (note 1)
(5.5)
(34.3)            2.9
(41.5)
57.4
Net profit/(loss) for the period
59.1
41.7            12.3
92.5
(44.6)
Attributable to:
Equity owners of the parent
48.1
31.6              9.9
80.0
(33.1)
Non-controlling interest
11.0
10.1 2.4
12.5
(11.5)
59.1
41.7            12.3
92.5
(44.6)
Other comprehensive income
Mark-to-market of available-for-sale investments
–
–                 –                 –
0.3
Total comprehensive income/(loss) for the period
59.1
41.7           12.3             92.5
(44.3)
Attributable to:
Equity owners of the parent
48.1
31.6 9.9
80.0
(32.8)
Non-controlling interest
11.0
10.1              2.4
12.5
(11.5)
59.1
41.7            12.3            92.5
(44.3)
Reconciliation of headline earnings/(loss)
Net profit/(loss)
48.1
31.6 9.9
80.0
(33.1)
Adjusted for:
– Loss/(profit) on disposal of assets
–
2.7 (11.1)
(1.7)
(12.8)
– Non-controlling interest in headline earnings adjustment
–
(0.7) 2.8
0.4
3.3
Headline earnings/(loss) (note 1)
48.1
33.6 1.6
78.7
(42.6)
Headline earnings/(loss) per share-cents
12.5
8.7 0.4
20.4
(11.2)
Basic earnings/(loss) per share-cents
12.5
8.2 2.6
20.8
(8.7)
Diluted headline earnings/(loss) per share-cents
12.5
8.7              0.4
20.4
(11.2)
Diluted basic earnings/(loss) per share-cents
12.5
8.2 2.6
20.8
(8.7)
Calculated on the weighted average ordinary shares issued of :
384 884 379
384 884 379 380 987 431 384 884 379 379 810 206
Adjusted headline earnings/(loss) per share – cents *
13.0
9.2              0.4
24.7
(11.2)
(Adjusted for the net loss on financial liabilities
measured at amortised cost)
* From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentation release, earnings conference calls and otherwise.
The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards (“IFRS”), AC500 Standards as issued by the Accounting Practices Board, Schedule 4 of the Companies Act and the requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2010.
The financial information contained in this report has not been audited or reviewed by the company’s external auditors unless otherwise stated.
DRDGOLD
LIMITED Shareholder Report 2011

Condensed consolidated statement of financial position
As at
As at
As at
31 Mar 2011
31 Dec 2010 31 Mar 2010
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Assets
Property, plant and equipment
1 992.6
1 939.0 1 730.7
Non-current investments and other assets
24.8
24.8 43.0
Environmental rehabilitation trust funds
132.8
131.1             141.4
Deferred tax asset
80.8
118.0             200.3
Current assets
498.4
446.4             464.3
Inventories
95.5
101.2 98.0
Trade and other receivables
119.3
96.5 150.0
Cash and cash equivalents
268.6
233.7             201.3
Assets classified as held for sale
15.0
15.0               15.0
Total assets
2 729.4
2 659.3 2 579.7
Equity and Liabilities
Equity
1 725.1
1 665.5 1 539.7
Equity of the owners of the parent
1 613.3
1 564.7 1 448.7
Non-controlling interest
111.8
100.8 91.0
Loans and borrowings
73.8
71.9               65.1
Post-retirement and other employee benefits
14.1
13.8               43.4
Provision for environmental rehabilitation
449.8
438.4 440.4
Deferred tax liability
149.7
181.4             172.4
Current liabilities
316.9
288.3             318.7
Trade and other payables
238.1
209.8 268.7
Loans and borrowings
78.8
78.5                50.0
Total equity and liabilities
2 729.4
2 659.3 2 579.7
Condensed consolidated statement
of changes in equity
Quarter
Quarter
Quarter
9 months to
9 months to
Mar 2011
Dec 2010 Mar 2010
31 Mar 2011
31 Mar 2010
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Balance at the beginning of the period
1 665.5
1 622.6 1 525.9
1 649.9
1 584.0
Share capital issued
(0.3)
–                  0.3              (0.7)
15.5
– for acquisition finance and cash
–
–                    –                    – 15.5
– for share options exercised
–
–                 0.2                    – 1.1
– for costs
(0.3)
– 0.1
(0.7)
(1.1)
Increase in share-based payment reserve
0.8
1.2 1.2
2.6
3.5
Net profit/(loss) attributable to equity owners of the parent
48.1
31.6                 9.9
80.0
(33.1)
Net profit/(loss) attributable to non-controlling interest
11.0
10.1 2.4
12.5
(11.5)
Dividends paid on ordinary share capital
–
–                     –
(19.2)
(19.0)
Other comprehensive income
–
–                     –                   – 0.3
Balance as at the end of the period
1 725.1
1 665.5 1 539.7
1 725.1
1 539.7
Condensed consolidated statement
of cash flows
Quarter
Quarter
Quarter
9 months to
9 months to
Mar 2011
Dec 2010 Mar 2010
31 Mar 2011
31 Mar 2010
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Net cash in/(out)flow from operations
120.4
78.6                 8.3
220.9
(100.5)
Net cash outflow from investing activities
(85.2)
(80.3)           (20.2)
(220.5)
(115.3)
Net cash (out)/in flow from financing activities
(0.3)
88.8                50.1              80.0
63.0
Increase/(decrease) in cash and cash equivalents
34.9
87.1                38.2              80.4
(152.8)
Translation adjustment
–
– 0.3
–
0.5
Opening cash and cash equivalents
233.7
146.6             162.8             188.2
353.6
Closing cash and cash equivalents
268.6
233.7             201.3             268.6
201.3
Reconciliation of net cash in/(out)flow from operations
Profit/(loss) before taxation
64.8
78.1               17.6
139.9
(79.3)
Adjusted for:
Movement in gold in process
4.4
8.3 (2.6)
46.2
8.3
Depreciation and impairment
32.7
35.7               45.2              96.0
133.1
Movement in provision for environmental rehabilitation
7.8
4.7               14.6
17.3
22.9
Share-based payments
0.8
1.2                 1.2                2.6
3.5
Loss on financial liabilities measured at amortised cost
1.9
1.9                    –
16.4
–
Loss/(profit) on disposal of assets
–
2.7 (11.1)
(1.7)
(12.8)
Finance expense and unwinding of provisions
2.6
3.0                 0.4                 8.6
6.0
Growth in Environmental Trust Funds
(1.7)
(1.9) (2.4)
(5.6)
(7.1)
Other non-cash items
(1.3)
0.3 (4.8)
(2.4)
0.7
Taxation paid
–
(5.8) –
(5.8)
(12.1)
Working capital changes
8.4
(49.6) (49.8)
(90.6)
(163.7)
Net cash in/(out)flow from operations
120.4
78.6                  8.3
220.9
(100.5)
Note to financial statements
Note 1 – Deferred tax
During the quarter under review the company measured its deferred tax assets and liabilities at the expected average effective rate over the expected life-of-mine plans, rather than the maximum rate prescribed in the gold mining tax formula. The reason for the change is to align ourselves with the rest of the gold mining industry in South Africa.
This change in estimate resulted in a lower deferred tax charge. The effect on headline earnings is 3.7 cents per share.

Key operating and financial results (unaudited)
Total
Metric
Blyvoor
Crown
Ergo
Operations
Ore milled (t'000)
Underground
Mar 2011 Qtr
172
–
–
172
Dec 2010 Qtr
185
–
–
185
Mar 2011 Ytd
550 –                  –
550
Surface
Mar 2011 Qtr
828
1 796
3 227
5 851
Dec 2010 Qtr
763
1 716
3 077
5 556
Mar 2011 Ytd
2 350
5 286
9 589
17 225
Total
Mar 2011 Qtr
1 000
1 796
3 227
6 023
Dec 2010 Qtr
948
1 716
3 077
5 741
Mar 2011 Ytd
2 900
5 286
9 589
17 775
Yield (g/t)
Underground
Mar 2011 Qtr
4.19
–
–
4.19
Dec 2010 Qtr
4.13
–
–
4.13
Mar 2011 Ytd
4.07
–
–
4.07
Surface
Mar 2011 Qtr
0.28
0.42
0.12
0.24
Dec 2010 Qtr
0.33
0.46
0.12
0.25
Mar 2011 Ytd
0.28                 0.43                  0.11                 0.24
Total
Mar 2011 Qtr
0.95
0.42
0.12
0.35
Dec 2010 Qtr
1.07
0.46
0.12
0.38
Mar 2011 Ytd               1.00
0.43                  0.11                 0.35
Gold produced (kg)
Underground
Mar 2011 Qtr
720
–
–
720
Dec 2010 Qtr
764
–
–
764
Mar 2011 Ytd
2 237
–
–
2 237
Surface
Mar 2011 Qtr
229
758
389
1 376
Dec 2010 Qtr
250
785
361
1 396
Mar 2011 Ytd
668
2 288
1 093
4 049
Total
Mar 2011 Qtr
949
758
389
2 096
Dec 2010 Qtr
1 014
785
361
2 160
Mar 2011 Ytd
2 905
2 288
1 093
6 286
Cash operating costs (ZAR per kg)
Underground
Mar 2011 Qtr
327 200
–
–
327 200
Dec 2010 Qtr
300 914
–
–
300 914
Mar 2011 Ytd
317 447
–
–
317 447
Surface
Mar 2011 Qtr
131 266
219 185
191 594
196 753
Dec 2010 Qtr
115 532
208 694
202 892
190 510
Mar 2011 Ytd
127 662
219 022
207 069
200 723
Total
Mar 2011 Qtr
279 920
219 185
191 594
241 563
Dec 2010 Qtr
255 208
208 694
202 892
229 560
Mar 2011 Ytd
273 807
219 022
207 069
242 262
Cash operating costs (ZAR per tonne)
Underground
Mar 2011 Qtr
1 370
–
–
1 370
Dec 2010 Qtr
1 243
–
–
1 243
Mar 2011 Ytd
1 291
–
–
1 291
Surface
Mar 2011 Qtr
36
93
23
46
Dec 2010 Qtr                 38                    95                     24                    48
Mar 2011 Ytd                36                     95                    24
47
Total
Mar 2011 Qtr
266
93
23
84
Dec 2010 Qtr
273
95
24
86
Mar 2011 Ytd
274
95
24
86
Gold and Silver revenue (ZAR million)
Mar
2011
Qtr               295.9              237.6                122.4              655.9
Dec
2010
Qtr               307.4               238.4               109.8               655.6
Mar 2011 Ytd
900.3
694.1
340.7
1 935.1
Operating profit (ZAR million)
Mar 2011 Qtr
25.0
71.6
48.5               145.1
Dec 2010 Qtr
42.2
74.6
34.7               151.5
Mar
2011
Ytd                 70.6
193.1               102.3               366.0
Capital expenditure (ZAR million)
Mar 2011 Qtr
27.1
35.6
20.9
83.6
Dec 2010 Qtr
21.6
42.4
9.1
73.1
Mar 2011 Ytd
67.8                107.6                38.6
214.0
DRDGOLD LIMITED Shareholder Report 2011

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
Quadrum Office Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28
South Africa
PO Box 390 • Maraisburg 1700 • South Africa
Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk**
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker
Company secretary:
TJ Gwebu
Key operating and financial results (unaudited) (continued)
Total
Imperial
Blyvoor
Crown
Ergo
Operations
Gold produced (oz) Underground
Mar 2011 Qtr
23 149
–
–
23 149
Dec 2010 Qtr 24 563 – – 24 563
Mar 2011 Ytd 71 922 – – 71 922
Surface
Mar 2011 Qtr
7 362
24 370
12 506
44 238
Dec 2010 Qtr 8 038 25 239 11 606 44 883
Mar 2011 Ytd 21 477 73 561 35 140 130 178
Total
Mar 2011 Qtr
30 511
24 370
12 506
67 387
Dec 2010 Qtr 32 601 25 239 11 606 69 446
Mar 2011 Ytd 93 399 73 561 35 140 202 100
Cash operating costs (US$ per oz) Underground
Mar 2011 Qtr
1 476
–
–
1 476
Dec 2010 Qtr 1 351 – – 1 351
Mar 2011 Ytd 1 399 – – 1 399
Surface
Mar 2011 Qtr
591
975
865
888
Dec 2010 Qtr 516 937 911 855
Mar 2011 Ytd 563 961 912 884
Total
Mar 2011 Qtr
1 263
975
865
1 090
Dec 2010 Qtr 1 145 937 911 1 030
Mar 2011 Ytd 1 206 961 912 1 067
Gold and silver revenue (US$ million)
Mar 2011 Qtr
42.9                 33.9                 17.7                  94.5
Dec 2010 Qtr 44.2 34.4 15.8 94.4
Mar 2011 Ytd 127.5 98.0 48.3 273.8
Operating profit (US$ million)
Mar 2011 Qtr
3.6
10.3
7.0
20.9
Dec 2010 Qtr 5.9 10.7 4.9 21.5
Mar 2011 Ytd 10.0 27.4 14.5 51.9
Capital expenditure (US$ million)
Mar 2011 Qtr
3.9
5.1
3.0
12.0
Dec 2010 Qtr 3.1 6.2 1.3 10.6
Mar 2011 Ytd                9.6                 15.3                    5.5                 30.4
Cash operating costs reconciliation
Total
R’000 unless otherwise stated
Blyvoor
Crown
Ergo
Operations
Total cash costs
Mar 2011 Qtr
277 929
177 286
76 217
531 432
Dec 2010 Qtr 272 136 173 879 78 244 524 259
Mar 2011 Ytd
850 662
532 125
244 276
1 627 063
Movement in gold in process Mar 2011 Qtr (5 198) 218 580 (4 400)
Dec 2010 Qtr (6 472) (79) (1 776) (8 327)
Mar 2011 Ytd (34 230) 125 (12 094) (46 199)
Less: Assessment rates, rehabilitation and other
Mar 2011 Qtr
2 517
7 246
1 640
11 403
Dec 2010 Qtr 2 313 5 859 2 559 10 731
Mar 2011 Ytd 7 102 18 778 4 104 29 984
Less: Corporate and general administration costs
Mar 2011 Qtr
4 570
4 116
627
9 313
Dec 2010 Qtr 4 570 4 116 665 9 351
Mar 2011 Ytd 13 922 12 349 1 752 28 023
Cash operating costs
Mar 2011 Qtr
265 644
166 142
74 530
506 316
Dec 2010 Qtr 258 781 163 825 73 244 495 850
Mar 2011 Ytd 795 408 501 123 226 326 1 522 857
Gold produced (kg)
Mar 2011 Qtr
949
758
389
2 096
Dec 2010 Qtr 1 014 785 361 2 160
Mar 2011 Ytd 2 905 2 288 1 093 6 286
Total cash operating costs (R/kg)
Mar 2011 Qtr
279 920
219 185
191 594
241 563
Dec 2010 Qtr 255 208 208 694 202 892 229 560
Mar 2011 Ytd 273 807 219 022 207 069 242 262
Total cash operating costs (US$/oz)
Mar 2011 Qtr
1 263
975
865
1 090
Dec 2010 Qtr 1 145 937 911 1 030
Mar 2011 Ytd 1 206 961 912 1 067
DIRECTORS (*British)(**American)

8